UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:	001-34029

Federal-Mogul Corporation 401(k) Investment Program Federal-Mogul Corporation Employee Investment Program

(Exact name of registrant as specified in its charter)

26555 Northwestern Highway Southfield, Michigan 48033 (248) 354-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in above-referenced Plans

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, the Federal-Mogul Corporation 401(k) Investment Program and the Federal-Mogul Corporation Employee Investment Program have caused this certification/notice to be signed on their behalf by the undersigned duly authorized person.

FEDERAL-MOGUL CORPORATION 401(K) INVESTMENT PROGRAM AND FEDERAL-MOGUL CORPORATION EMPLOYEE INVESTMENT PROGRAM

Date:	May 31, 2011	By:	/s/ Brett D. Pynnonen
Brett D. Pynnonen Senior Vice President, General Counsel and Secretary

*	The Federal-Mogul Corporation stock fund has been eliminated as an investment option under the Federal-Mogul Corporation 401(k) Investment Program and the Federal-Mogul Corporation Employee Investment Program (together, the “Plans”) and therefore, the interests in the Plans thereunder are exempt from registration. Accordingly, this Form 15 has been filed to suspend the Plans’ duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended.